

DIVISION OF
CORPORATION FINANCE

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631**

Mail Stop 4631

December 21, 2017

<u>Via E-Mail</u>
Mr. Seth L. Kaplan
Senior Vice President, General Counsel, and Secretary
Griffon Corporation
712 Fifth Avenue, 18th Floor
New York, NY 10019

> **Re:     Griffon Corporation**
> **Registration Statement on Form S-4**
> **Filed December 19, 2017**
> **File No. 333-222156**

Dear Mr. Kaplan:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 with any questions.

Very truly yours,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director
Office of Manufacturing and Construction

cc:     <u>Via E-Mail</u>
Martin Nussbaum, Esq.
Dechert LLP

1095 Avenue of the Americas
New York, NY 10036